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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response . . . . . 2.50
SEC FILE NUMBER 333-159028
FORM 12b-25	CUSIP NUMBERS 16950K 101

NOTIFICATION OF LATE FILING

(Check one):
☐Form 10-K   ☐Form 20-F   ☐Form 11-K   ☑Form 10-Q   ☐Form 10-D   ☐Form N-SAR   ☐Form N-CSR
For Period Ended:  September 30, 2010

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

CHINA PHARMAHUB CORP.

Full Name of Registrant

 Former Name if Applicable

20955 Pathfinder Road, Suite 100

Address of Principal Executive Office

Diamond Bar, California 91765

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of preparing and reviewing the financial and other information for the report on Form 10-Q for the quarter ended September 30, 2010, the Registrant’s first report since the merger of China PharmaHub Corp., with and into the Registrant.  The Form 10-Q could not be completed on or before the November 15, 2010 prescribed due date without unreasonable effort or expense.

PART IV
OTHER INFORMATION

 (1)  Name and telephone number of person to contact in regard to this notification

Alan P. Fraade, Esq.                            (212)                           486-2500
       (Name)                                     (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑Yes ☐No

(3)  Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑Yes ☐No

CHINA PHARMAHUB CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2010	By:	/s/ Richard Lui
Richard Lui, Chief Executive Officer